SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 25, 2014

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

MEDIA RELEASE  •  COMMUNIQUE AUX MEDIAS  •  MEDIENMITTEILUNG

Novartis shareholders approve all resolutions proposed by Novartis Board of Directors

•                  Shareholders approve 17th consecutive dividend increase to CHF 2.45 (+7%) per share for 2013, representing a payout of approximately 74% of net income from continuing operations

•                  Dr. Joerg Reinhardt confirmed by shareholders as Chairman of the Novartis Board of Directors as well as all other members who have stood for annual re-election

•                  Shareholders approve, in advisory vote, the aggregate amount of Board compensation from the 2014 AGM to the 2015 AGM as well as the aggregate amount of fixed and variable compensation earned by Members of the Executive Committee of Novartis for the 2013 business year

Basel, February 25, 2014 — A strong majority of Novartis shareholders today followed the Board of Directors’ recommendations for all proposed resolutions at the Group’s Annual General Meeting. A total of 2,123 shareholders were present at the meeting held in Basel, representing approximately 1.67 billion shares or 61.8% of the more than 2.7 billion issued shares of Novartis.

Shareholders approved the seventeenth consecutive dividend increase per share since the creation of Novartis in 1996, with an increase of 7% to CHF 2.45 for 2013. The dividend payment of CHF 2.45 per share for 2013 compared to CHF 2.30 in 2012, represents a payout ratio of approximately 74% of net income from continuing operations. Payment for the 2013 dividend will be made with effect from March 4, 2014.

“In 2013 at Novartis we implemented a number of changes in our governance, including the rejuvenation of the Board of Directors with four new members. Further, we simplified our governance structures in order to eliminate bureaucratic hurdles, save costs and shorten decision-making pathways. The leaner structures will reduce complexity and allow the Executive Committee to better focus on management responsibilities, while allowing the Board to concentrate on its controlling functions and the strategic aspects of managing the company,” said Dr. Joerg Reinhardt, Chairman of the Novartis Board of Directors. “We are pleased that a strong majority of Novartis shareholders followed the Board of Directors’ recommendations for all proposed resolutions at the Group’s Annual General Meeting.”

“At Novartis we will continually review our guidelines on corporate governance and our remuneration systems. We will regularly adjust these in an intensive exchange of views with investors and other stakeholders in order to establish structures and processes that create sustainable value. Looking ahead, we plan to decide on the remaining elements of the Minder Ordinance in a broad consultation process with our shareholders during 2014,” Dr. Reinhardt added.

Changes to strengthen and simplify Novartis governance

Over the past 12 months, Novartis has made significant changes to its governance system, including the appointment of a new Chairman as well as the adoption of both a new governance structure and a new compensation system.

Effective January 1, 2014, the Board of Directors further implemented several changes to strengthen the alignment of Novartis corporate governance aspiring to the highest standards of ethical and transparent business practices and corporate responsibility. As part of these changes, operational responsibilities that previously rested with the Chairman or the Chairman’s Committee, such as approval authority for management compensation, have been transferred to the CEO or the Executive Committee.

In addition, a new Board Committee, the Research and Development Committee, has been established. This committee will oversee Novartis R&D strategy and advise the Board on scientific trends and activities critical to R&D success. The Board also expanded the Governance, Nomination and Corporate Responsibility Committee to cover the Novartis corporate responsibility agenda and public issues of significance that could affect the company and Novartis stakeholders.

Implementation of important elements of the Minder Ordinance

In accordance with the Swiss Ordinance against Excessive Compensation in Listed Stock Corporations, for the first time shareholders re-elected each member of the Board of Directors and Dr. Joerg Reinhardt as the Chairman of the Board of Directors for one year. William Brody, M.D., Ph.D., and Rolf M. Zinkernagel, M.D., have retired and Dr. Ing. Wendelin Wiedeking has decided not to seek another term of office reducing Board membership to 11 members. The Board and management team of Novartis thank Mr. Brody, Mr. Zinkernagel and Mr. Wiedeking for their many years of distinguished services on the Novartis Board of Directors.

In addition, shareholders elected the following members of the Novartis Board of Directors to the Compensation Committee for one year: Srikant Datar, Ph.D., Ann Fudge, Ulrich Lehner, Ph.D. and Enrico Vanni, Ph.D. The Committee will be chaired by Enrico Vanni.

Additional elements of the Minder Ordinance will be implemented as required by the timeframe provided in 2015.

Advisory votes on compensation

In an advisory vote, shareholders endorsed the aggregate reduced amount of Board compensation from the 2014 AGM to the 2015 AGM, reflecting changes in the company’s compensation policy as well as governance changes. Novartis aims to better align the compensation of the Novartis Board of Directors to the current levels of the international healthcare peer group, and other Swiss industrial companies.

In addition, a consultative vote on the aggregate amount of fixed and variable compensation earned by Members of the Executive Committee of Novartis for the 2013 business year was endorsed based on the objectives and performance published in the 2013 annual report. The drivers of the increase from 2012 to 2013 of total ECN compensation are share price evolution over the last 12 months as well as personnel changes within the Executive Committee. The Novartis CEO compensation in 2013 remained flat compared to 2012. Already in 2013, shareholders approved a new compensation system with a simplified structure, allowing shareholders to better evaluate long and short-term performance relative to objectives.

Disclaimer

The foregoing release contains forward-looking statements that can be identified by terminology such as “advisory,” “recommendations,” “will,” “regularly,” “to establish,” “plan,” “aspiring,” “strategy,” “could,” “aims,” or similar expressions, or by express or implied discussions regarding the potential future impact on Novartis of the matters described in this release, including matters involving changes to Novartis’ governance system, implementation of elements of the Minder Ordinance, and involving executive compensation. You should not place undue reliance on these statements.  Such forward-looking statements reflect the current views of management regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee as to the ultimate outcome of the matters described in this release. In particular, management’s expectations regarding these matters could be affected by, among other things, unexpected impacts of the changes on Novartis, including on its management and on its financial results; competition in general; the potential impact of these matters on executive compensation at Novartis; the public reaction to these matters; the impact that the foregoing factors could have on the values attributed to the Novartis Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care, cost-saving generic pharmaceuticals, preventive vaccines and diagnostic tools, over-the-counter and animal health products. Novartis is the only global company with leading positions in these areas. In 2013, the Group achieved net sales of USD 57.9 billion, while R&D throughout the Group amounted to approximately USD 9.9 billion (USD 9.6 billion excluding impairment and amortization charges). Novartis Group companies employ approximately 136,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

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Novartis Media Relations

Central media line : +41 61 324 2200
Eric Althoff Novartis Global Media Relations +41 61 324 7999 (direct) +41 79 593 4202 (mobile) eric.althoff@novartis.com	Anja von Treskow Novartis Global Media Relations +41 61 324 8137 (direct) +41 79 367 4723 (mobile) anja.von_treskow@novartis.com

e-mail: media.relations@novartis.com

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Novartis Investor Relations

Central phone:	+41 61 324 7944	North America:
Samir Shah	+41 61 324 7944	Stephen Rubino	+1 862 778 8301
Pierre-Michel Bringer	+41 61 324 1065	Jill Pozarek	+1 212 830 2445

Thomas Hungerbuehler	+41 61 324 8425	Susan Donofrio	+1 862 778 9257
Isabella Zinck	+41 61 324 7188

e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date:	February 25, 2014	By:	/s/ MALCOLM B. CHEETHAM

		Name:	Malcolm B. Cheetham
		Title:	Head Group Financial
Reporting and Accounting